UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914, 333-266481 and 333-289027) and Form F-3 (File Nos. 333-271884, 333-288708, 333-288709 and 333-289847).

EXPLANATORY NOTE

Sequans Communications S.A. (the “Company”) announces that at the combined ordinary and extraordinary meeting of shareholders held on February 19, 2026, the Company’s shareholders approved all of the proposals brought before the meeting, as described in the following Agenda. The results are in line with the recommendations that were made by the Board of Directors.
American Depositary Shares representing 1,447,873,300 ordinary shares of the Company, and 8,794 ordinary shares, together representing 1,447,882,094 ordinary shares in total (99.9% of the ordinary shares outstanding as of the record date), were voted at the meeting. The ordinary shares voted excluded the 151,697,300 ordinary shares represented by ADS held by the Company.

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Sequans Communications S.A.
Resolutions – Combined Ordinary and Extraordinary Meeting of Shareholders

Extraordinary Matters

1.Reduction of the share capital by a nominal amount of €1,516,973 through the cancellation of 151,697,300 shares held by the Company

For : 1,445,900,094
Against : 838,400
Abstain/no vote: 1.143,600

2.Authorization granted to the Board of Directors to reduce the share capital by a maximum nominal amount of €7,239,462 through the cancellation of up to 723,946,200 shares held by the Company

For: 1,445,823,894
Against: 910,600
Abstain/no vote: 1,147,600

Ordinary Matters

1.Powers for formalities

For: 1,303,931,494
Against: 1,361,400
Abstain/no vote: 143,589,200

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: February 19, 2026	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer